

April 4, 2013

Via U.S. Mail
Jon Isaac, CEO
LiveDeal, Inc.
6240 Mcleod Drive
Suite 120
Las Vegas, NV 89120

> **Re: LiveDeal, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 20, 2013**
> **File No. 333-187397**

Dear Mr. Isaac:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. We will accept opinions of counsel on a jurisdiction in which counsel is not admitted to practice so long as counsel does not imply that it is not qualified to opine on the law of the relevant jurisdiction. In this regard, please have counsel revise its legality opinion to remove the statement that it is "not admitted to practice in the State of Nevada." Refer to Section II.B.3.b of Staff Legal Bulletin ("SLB") No. 19.

Exhibit 5.2

2. We note the statement in the final paragraph of the opinion that it "has been prepared solely for use in connection with the transmitting for filing of the registration statement on the date of this opinion and may be relied upon for no other purpose without our prior written consent." The opinion may not contain language that expressly prohibits or

implies that investors are not entitled to rely on the opinion. Please revise. Refer to Section II.B.3.d of SLB No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile</u>
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP